UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                    to                     .

Commission file number 333-106694

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARDINAL FINANCIAL CORPORATION

8270 GREENSBORO DRIVE, SUITE 500

MCLEAN, VA 22102

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors

Cardinal Financial Corporation 401(k) Retirement Plan:

We have audited the accompanying statements of assets available for benefits (modified cash basis) of Cardinal Financial Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.  Our opinion is not modified with respect to this matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in assets available for benefits for the year then ended December 31, 2012, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of Schedule H, line 4a — Schedule of Delinquent Participant Contributions (Schedule I), Schedule H, line 4i — Schedule of Assets (Held at End of Year) (Schedule II) and Schedule H, line 4j - Schedule of Reportable Transactions (Schedule III) as of and for the year ended December 31, 2012 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, VA

June 27, 2013

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Statements of Assets Available for Benefits

(Modified Cash Basis)

December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value (note 4)	$22,473,717	$15,993,814
Notes receivable from participants	432,619	388,990
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	181,982	(98,078)
Assets available for benefits	$23,088,318	$16,284,726

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2012

Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 4)	$4,072,787
Interest income	19,129
Total investment income	4,091,916
Contributions:
Participant	2,774,399
Employer	983,539
Rollover	646,725
Total contributions	4,404,663
Total additions	8,496,579

Deductions from assets attributed to:
Benefits paid to participants	1,681,376
Administrative and investment expenses	11,611
Total deductions	1,692,987
Net increase	6,803,592
Assets available for benefits at beginning of year	16,284,726
Assets available for benefits at end of year	$23,088,318

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2012 and 2011

(1)                     Description of Plan

The following description of the Cardinal Financial Corporation 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description, a copy of which is available from the Human Resources office of Cardinal Financial Corporation (the Employer), for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan sponsored by the Employer, covering all full-time employees of the Employer who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan year is the same as the Employer’s fiscal year.

(b)                      Contributions

Each pay period, eligible participants may contribute, on a pre-tax basis, up to 100% of their eligible compensation for that pay period, as defined by the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants may also make voluntary after-tax (non-deductible) contributions.  Effective January 1, 2010, the Employer elected to allow Roth 401(k) contributions to the Plan.  This feature provides that a participant can withhold after-tax contributions in a separate account that will be administered according to the Plan.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 35 common/collective trusts and one Employer sponsored common stock fund as investment options for participants. Employer contributions are discretionary and determined by the Employer based on approval of the Board of Directors. Since the inception of the Plan, Employer contributions have been equal to 50% of the Employee’s contributions up to the first 6% of the Employee’s contribution.  Contributions are subject to the limitations provided in ERISA.

(c)                       Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Note terms range from one to five years, but may exceed five years for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.25% to 6.00% which are commensurate with prevailing market rates. Principal and interest are paid ratably through bimonthly payroll deductions. Participants are limited to one outstanding note. Notes receivable from participants are stated at unpaid principal plus accrued interest. At December 31, 2012 and 2011, notes receivable from participants totaled $432,619 and $388,990, respectively.

(d)                      Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Employer contributions and Plan earnings or losses, and may be charged with an allocation of investment expenses. Allocations are based on participant contributions and account balances, respectively. The

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2012 and 2011

benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)                       Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s matching contribution portion of their accounts plus actual earnings thereon vests immediately.  Vesting in the Employer’s profit sharing contribution begins after six months of service increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65. Since the inception of the Plan, the Employer’s Board of Directors have not approved profit sharing contributions to the participants.

(f)                         Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant with a vested account balance greater than $5,000 may elect to receive a lump sum distribution or periodic payments equal to the value of the participant’s vested interest in his or her account. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(g)                      Forfeited Amounts

Upon termination of service for any reason, the nonvested portion of a participant’s Employer contributions, if any, is used to reduce the future amount of Employer matching contributions. For each of December 31, 2012 and 2011, there were no forfeited nonvested accounts available to reduce Employer contributions.

(h)                      Administrative and Investment Expenses

The majority of administrative expenses are paid by the Employer. Investment expenses are paid by the Plan and are allocated to the participants based on account balances.

(2)                 Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“U.S. GAAP”). This basis differs from U.S. GAAP in that the Plan recognizes contributions and investment income when received, rather than when earned and expenses and distributions when paid, rather than incurred.

(b)                      Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2012 and 2011

(c)                      Valuation of Investments

The Plan’s investments are stated at fair value.  Investments in mutual funds and employer sponsored common stock fund are valued at the net asset value based on amounts reported by the fund manager.

Purchases and sales of investments are recorded on a trade-date basis.  The cost basis of securities used in the determination of net appreciation (depreciation) in the fair value of investments sold during the year is determined on a first in first out (FIFO) or a weighted average basis.  As described in Note 2(a) above, investment income is recorded when received.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Various inputs are used to determine the value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

1.              Level 1 — Unadjusted quoted prices in active markets for identical investments

Mutual Funds:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

2.              Level 2 — Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

Pooled Separate Accounts and Common stock fund:

These investments are recorded at the net asset value (NAV) reported by the fund managers as a practical expedient to estimating fair value, as these investments do not have readily determinable fair market values. Due to the nature of the investments held by the pooled separate accounts, changes in market condition and economic environment may significantly impact the net asset value of the pooled separate accounts and, consequently, the fair value of the fund’s interest in the funds. The fair value of these investments has been measured using the net asset values per share of the plan’s ownership interest in the pooled separate accounts or an equivalent measure, where it is not probable that the fund will sell a pooled separate account at a price other than NAV. There are no pooled separate accounts with redemption restrictions or unfunded commitments as of December 31, 2012.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2012 and 2011

Investment contracts held by a defined contribution plan are required to be reported at fair value.  Contract value, however, is the relevant measurement attributable for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts through a pooled separate account (Principal Fixed Income Guaranteed Option).  The fair value and contract value of the Plan’s investment in the Principal Fixed Income Guaranteed Option at December 31, 2012 is $3,457,667 and $3,639,649, respectively, representing a $181,982 adjustment from fair value to contract value.  At December 31, 2011, the fair value and contract value of the Plan’s investment was $1,553,910 and $1,455,832, respectively, representing a $98,078 adjustment from fair value to contract value.

3.              Level 3 — Unobservable inputs

As of December 31, 2012 and 2011, the Plan had no investments valued using level 3 inputs.

(d)                      Payment of Benefits

As described in Note 2(a) above, benefits are recorded when paid.

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2012 and 2011

(4)                     Investments

The following tables present the fair value of investments that represent 5% or more of the Plan’s assets at December 31, 2012 and 2011:

	2012
		Percentage
		of plan assets

Investments at estimated fair value:
Cardinal Financial Corporation Common Stock Fund	$7,603,416	32.93%
T. Rowe Price/Brown Advisory Large Cap Growth I Separate Account	1,660,666	7.19%
JP Morgan Core Bond R2 Fund	1,574,345	6.82%
American Funds American Mutual R3 Fund	1,169,562	5.07%

Investment at contract value:
Principal Fixed Income Guaranteed Option	3,639,649	15.76%

	2011
		Percentage
		of plan assets

Investments at estimated fair value:
Cardinal Financial Corporation Common Stock Fund	$4,560,337	28.00%
NADART Fund	3,824,436	23.48%
Neuberger Berman LC Growth Fund	846,928	5.20%

Investment at contract value:
Income Fund	1,455,832	8.94%

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2012 and 2011

During 2012, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $4,072,787 as follows:

Investments at estimated fair value:
Balanced funds	$454,439
Income funds	136,169
International funds	165,470
Large cap stock funds	387,648
Mid cap stock funds	123,850
Other funds	36
Small cap stock funds	95,269
Target dated funds	81,963
Units of common stock fund	2,579,614
Net change in fair value of investments	$4,024,458

Investments at contract value:
Income funds	$48,329
Net appreciation in the fair value of investments	$4,072,787

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2012 and 2011

(5)                                 Fair Value

Investments measured at fair value on a recurring basis as of December 31, 2012 and 2011 are shown below:

At December 31, 2012

		Fair value measurements using
Description	Balance	Unadjusted quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds:
Income funds	$6,723,929	$2,422,280	$4,301,649	$—
International funds	1,514,683	892,105	622,578	—
Large cap stock funds	3,591,834	1,169,562	2,422,272	—
Mid cap stock funds	1,192,392	591,407	600,985	—
Other funds	1,621	1,621	—	—
Small cap stock funds	904,592	605,572	299,020	—
Target dated funds	941,250	941,250	—	—
Units of common stock fund	7,603,416	—	7,603,416	—
Total investments	$22,473,717	$6,623,797	$15,849,920	$—

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2012 and 2011

At December 31, 2011

		Fair value measurements using
Description	Balance	Unadjusted quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Units of common collective trusts:
Balanced funds	$3,824,436	$—	$3,824,436	$—
Income funds	2,805,038	—	2,805,038	—
International funds	707,044	—	707,044	—
Large cap stock funds	2,214,827	—	2,214,827	—
Mid cap stock funds	755,606	—	755,606	—
Small cap stock funds	496,230	—	496,230	—
Target dated funds	630,296	—	630,296	—
Units of common stock fund	4,560,337	—	4,560,337	—
Total investments	$15,993,814	$—	$15,993,814	$—

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2012 and 2011

There were no significant transfers into and out of Level 1, Level 2 and Level 3 measurements in the fair value hierarchy during the year ended December 31, 2012.  Transfers between levels are recognized at the end of each reporting period.

(6)                                 Synthetic Guaranteed Investment Contracts

The Plan has an investment option called the Principal Fixed Income Guaranteed Option (“Fund”).  The Fund invests in synthetic guaranteed investment contracts (GIC).  A synthetic GIC is an investment contract generally issued by a bank or insurance company and backed by interest bearing securities.  The synthetic GICs are fully benefit-responsive and valued at cost plus undistributed interest income (Contract Value).  The investments underlying the contract are maintained separate from the contract issuer’s general assets, by a third party custodian.  These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the Fund, but rather amortized, usually over the time to maturity or duration of the underlying assets, through adjustments to the future interest crediting rate.  The GIC contract issuer guarantees that all qualified participant withdrawals will occur at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rates were approximately 1.85% and 2.10%, respectively, at December 31, 2012.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero.  Such interest rates are continuously reviewed and reset as needed on a monthly to quarterly basis.

The fully benefit-responsive investment contracts are carried and adjusted to Contract Value. In monitoring liquidity, the Trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would result in payments to plan participants at amounts other than Contract Value.

Benefit responsive GIC contracts, including the wrap agreements, are with highly rated financial institutions and are designed to help preserve principal and provide a stable credit rating.  These contracts provide that plan participant initiated withdrawals permitted under a participating plan will be paid at contract value.  The contracts generally provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.  Wrap agreements permit the fully benefit-responsive investment contracts investment manager or issuer to terminate upon notice at market value and provide for automatic termination of the wrap contract if the book value or the market value of the contract equals zero.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2012 and 2011

(7)                                 Related Party Transactions

Cardinal Trust & Investments (Trust Division), a division of Cardinal Bank, which is a wholly owned subsidiary of Cardinal Financial Corporation, was the trustee for the assets in the Plan.  The Trust Division was the Master Trustee for the National Automobile Dealers Association (NADART) Master Retirement Trust. As Master Trustee, The Trust Division was responsible for selecting and monitoring the investment options available to the plans and for receiving, investing, and disbursing Plan assets as directed by the plans and the plan’s participants and beneficiaries in accordance with the plan.   The Trust Division, as Master Trustee, had overall responsibility for the investment management and operation of the investment options.  The Trust Division was also responsible for the custody of the assets within NADART and other operational duties as necessary under NADART.  On October 15, 2012, the assets of the Plan were transferred from NADART to Principal Financial Group (“Principal”), who became Trustee and custodian of the Plan.

The Cardinal Financial Corporation Common Stock Fund is a unitized collective stock fund invested in securities issued by the Employer and cash. Transactions involving this common stock fund qualify as party-in-interest transactions.

(8)                                 Tax Status

The Plan is a non standardized prototype 401(k) plan for which a favorable opinion letter from the Internal Revenue Service dated March 31, 2008 has been received by the prototype plan sponsor and on which the Employer is relying. The Plan has been amended since that date; however, the Employer believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2008.

CARDINAL FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2012 and 2011

(9)                                 11-K Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements at December 31, 2012 to Form 5500:

	2012	2011
Assets available for benefits per the financial statements	$23,088,318	$16,284,726
Add receivables
Employer contributions	86,439	42,063
Participant contributions	229,038	98,958
	315,477	141,021
Less payables
Benefit claims payables	—	(18,872)

Assets available for benefits per Form 5500	$23,403,795	$16,406,875

The following is a reconciliation of changes in assets available for benefits per the financial statements for the year ended December 31, 2012 to Form 5500:

			2012
Changes in assets available for benefits per the financial statements			$6,803,592
Add receivables
	2012	2011
Employer contributions	$86,439	$(42,063)	44,376
Participant contributions	229,038	(98,958)	130,080
			174,456
Less payables
	2012	2011
Benefit claims payables	$—	$18,872	18,872

Changes in assets available for benefits per Form 5500			$6,996,920

Schedule I

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

(Modified Cash Basis)

Year ended December 31, 2012

			Contributions	Total Fully
		Contributions	Pending	Corrected Under
Participant Contributions Transferred	Contributions Not	Corrected Outside	Correction in	VFCP and PTE
Late to Plan	Corrected	VFCP	VFCP	2002-51
$17,263	$—	$—	$—	$17,263

In 2012, there were eleven delinquent contributions, which amount to $17,263.  All delinquent contributions were remitted to the trust in 2012, including lost interest of $230.

See accompanying report of independent registered public accounting firm.

Schedule II

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2012

Identity of issuer, borrower,		Current
lessor, or similar party	Description of investment	value

Cardinal Financial Corporation Common Stock Fund*	Common Stock Fund	$7,603,416
Principal Fixed Income Guaranteed Option	Pooled Separate Account	3,639,649
T. Rowe Price/Brown Advisory Large Cap Growth I Separate Account	Pooled Separate Account	1,660,666
JP Morgan Core Bond R2 Fund	Mutual Fund	1,574,345
American Funds American Mutual R3 Fund	Mutual Fund	1,169,562
Mellon Capital Mgmt Bond Market Index Separate Account	Pooled Separate Account	843,982
American Funds EuroPacific Growth R3 Fund	Mutual Fund	790,754
Principal Large Cap S&P 500 Index Separate Account	Pooled Separate Account	761,606
Principal International Equity Index Separate Account	Pooled Separate Account	622,578
Prudential Jennison Mid Cap Growth A Fund	Mutual Fund	591,407
Goldman Sachs Small Cap Value Svc Fund	Mutual Fund	529,828
PIMCO All Asset R Fund	Mutual Fund	509,111
Principal MidCap S&P 400 Index Separate Account	Pooled Separate Account	423,528
JP Morgan Smart Retirement 2020 A Fund	Mutual Fund	315,847
Principal SmallCap S&P 600 Index Separate Account	Pooled Separate Account	280,777
PIMCO Real Return R Fund	Mutual Fund	256,399
JP Morgan Smart Retirement 2015 A Fund	Mutual Fund	186,459
JP Morgan Smart Retirement 2025 A Fund	Mutual Fund	183,534
Principal/Barrow Hanley MidCap Value III Account	Pooled Separate Account	177,457
JP Morgan Smart Retirement Income A Fund	Mutual Fund	99,029
Janus Triton S Fund	Mutual Fund	75,744
JP Morgan Smart Retirement 2010 A Fund	Mutual Fund	64,487
Columbia Acorn International A Fund	Mutual Fund	57,950
Neuberger Berman High Income Bond R3 Fund	Mutual Fund	50,088
JP Morgan Smart Retirement 2030 A Fund	Mutual Fund	33,879
AllianceBernstein Global Bond Fund	Mutual Fund	28,868
JP Morgan Smart Retirement 2040 A Fund	Mutual Fund	25,520
American Funds New Perspective R3 Fund	Mutual Fund	24,863
JP Morgan Smart Retirement 2045 A Fund	Mutual Fund	21,186
Oppenheimer Developing Markets N Fund	Mutual Fund	18,538
Principal Real Estate Securities Separate Account	Pooled Separate Account	18,243
JP Morgan Smart Retirement 2050 A Fund	Mutual Fund	8,469
Lord Abbett Short Duration Income R3 Fund	Mutual Fund	3,448
JP Morgan Smart Retirement 2035 A Fund	Mutual Fund	2,840
Prudential Jennison Natural Resources A Fund	Mutual Fund	1,621
BlackRock Global Allocation Investment A Fund	Mutual Fund	21
Notes receivable from participants	58 notes receivable from participants with interest rates from 4.25% to 6.00%	432,619
Total		$23,088,318

* All of these investments are party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule III

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions**

(Modified Cash Basis)

Year ended December 31, 2012

		Purchase	Selling	Cost of	Net gain
Identity of party involved	Description of asset	price	price	asset	or (loss)

Series of transactions:
Cardinal Financial Corporation*	Cardinal Financial Common Stock Fund	$4,523,938	$—	$4,523,938	$—

Cardinal Financial Corporation*	Cardinal Financial Common Stock Fund	$—	$138,045	$122,684	$15,361

There were no individual transactions in excess of 5%.

The amounts reported above include participant directed and non-participant directed investments as the activity cannot be segregated.

*Denotes a party-in-interest.

** A reportable transaction is any non-participant directed transaction during the plan year, with respect to any plan asset, involving an amount in excess of five percent (5%) of the fair value of plan assets at the beginning of the plan year.  This schedule includes securities transactions that are part of a series of transactions involving securities of the same issue during the plan year where the aggregate amount involved in the transaction exceeds five percent (5%) of the fair value of the plan assets at the beginning of the year.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardinal Financial Corporation, as Plan Administrator of the Cardinal Financial Corporation 401(k) Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDINAL FINANCIAL CORPORATION 401(k) RETIREMENT PLAN
By: Cardinal Financial Corporation, Plan Administrator

DATE:	June 27, 2013	/s/ Mark A. Wendel
Mark A. Wendel
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23.1          Consent of KPMG LLP, Independent Registered Public Accounting Firm dated June 27, 2013